Woodpecker

Document automation for the modern law firm

The problem

Attorneys at small law firms have no way of quickly assembling mistake-free, Word-based legal documents.



Attorneys at small law firms
Expensive document management platforms
Fast & mistake-free legal document automation
Manual document assembly ("control + F")


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MUTUAL NON-DISCLOSURE AGREEMENT
This Mutual Non-Disclosure Agreement (the "Agreement") is made and effective on 10/25/17 by and between Annie Garrett and Kenneth Huff.
1. Purpose.
The parties wish to engage in discussions relating to: marketing services (the "Authorized Purpose"). In relation with this Authorized Purpose, each party may disclose certain of its "Confidential Information" (defined below) to the other. Hereafter, with respect to any specific item of information, the party disclosing such information shall be referred to as the "Disclosing Party" and the party receiving such information shall be referred to as the "Receiving Party."
2. Confidential Information.
"Confidential Information" shall include all data, materials, products, technology, computer programs, specifications, manuals, business plans, software, marketing plans, business plans, financial information, and other information disclosed or submitted, orally, in writing, or by any other media, by the Disclosing Party to the Receiving Party. Confidential Information disclosed orally shall be identified by the Disclosing Party as such within thirty (30) days of disclosure. Nothing herein shall require the parties to disclose any of their information.
Woodpecker
Welcome to Woodpecker
Standardize & automate your frequently used documents, and say goodbye to document prep.
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need help?

The solution

Automate legal document assembly within Word.

- Standardize legal docs.
- No implementation or training.
- Eliminate mistakes.
- Keep using Word.

Woodpecker Technologies, LLC — woodpeckerweb.com — amelehy@woodpeckerweb.com

Product

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Woodpecker Technologies, LLC — woodpeckerweb.com — amelehy@woodpeckerweb.com



+3 Party One
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Date
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Date
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Wednesday, April 25, 2018
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Today
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+1 Term
three (3)
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+1 Date
April 25, 2018
+3 Party One
Steve Cartwright
+3 Party Two
Woodpecker Technologies, LLC
+1 State of Law
Massachussetts
+1 Purpose
Sales Services
+1 Party One Address
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1234 Broadway
Boston, MA
02115
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Our progress

Named "Best free Word add-in" by Zapier

zapier

300 avg. MAU

150 paid seats

30 paying firms

0% paying user churn

3 reseller partnerships

3 legal IT consulting partnerships

1 bar association partnership

1 strategic vendor partnership

Woodpecker website monthly active users



800
600
400
200
5/1
6/1

Market potential

**153K small law firms U.S.

*1.27M small law firms worldwide

***1.2B MS Office users worldwide

- U.S. law firms
- International law firms
- Consulting
- Real estate
- Insurance

*jotwell.com
*quora.com
**quora.com
***microsoft.com

"small firms" < 10 people

Competitive landscape


Affordable
Expensive
Platform-specific & difficult to integrate
Platform-agnostic & easy to integrate
FormSwift
TheFormTool
TurboLaw
ContractExpress
Woodpecker
LAWYAW®
XpressDox
FILEVINE™

Competitive advantages

Solo & small firm focused

Document automation for an underserved and ignored market segment



No new platforms

Avoids the need to migrate to an enterprise-level platform and allows firms to continue using Word.

Zero implementation

Cross-platform distribution model via Office 365 avoids the need for large-scale implementation & training efforts.

Product roadmap

iManage LexisNexis Clio

Summer 2018
Prepare multiple documents at once

Fall 2018
Automated template builder powered by machine learning

Winter 2019
External data source integrations

Spring 2019
Sharing and collaboration features

Summer 2019
Woodpecker web application

2019
Integrations and partnerships

grammarly
DocuSign

2020
Woodpecker for additional platforms

Go to market

Organic growth

- Microsoft Office store
- Word-of-mouth
- Content marketing / SEO

Channel partnerships

- Office 365 resellers
- Bar associations
- Legal IT consultants

Sales & marketing

- Referral program
- Direct sales
- Legal IT events

Integrations & Affiliates

- White labeling
- Partnerships/integrations with other vendors

In progress — Not yet started

Team



Alex Melehy
Founder & CEO



Michael Benson
Sales Manager



Michael Simon
Marketing Manager



Pablo Ledesma
Software Engineer



Vivek Athukuri
Software Engineer

Advisors



Christian Galvin
VP of Sales, JANA



Damian Gray
Director of User Acquisition, JANA



Per Werngren
Microsoft Partner Advisory Council



Spencer Scott
Head of Revenue, Publishers Clearing House

Goals and fundraising

Raising initial seed round to:



- Capitalize on existing channels
- Expand to additional channels



- Refine product
- Develop user-requested features

We have a rare opportunity to be the first to an underserved legal market and we’d love to have you join us!

Alex Melehy

amelehy@woodpeckerweb.com